



02005167

1-31-02

UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12324

RECD S.E.C.
JAN 2 9 2002
1086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lehman Brothers Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 World Financial Center
(No. and Street)

New York (City) New York (State) 10285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Goldfarb (212) 526-8726
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue (Address) **New York** (City) **NY** (State) **10019** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Oath or Affirmation.
	(c)	Consolidated Statement of Income.
	(d)	Consolidated Statement of Financial Condition.
	(e)	Consolidated Statement of Changes in Stockholder's Equity.
	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
	(g)	Consolidated Statement of Cash Flows.
	(h)	Computation of Net Capital.
	(i)	Statement of Assets Deemed Nonallowable in Computing Net Capital Under Rule 15c3-1.
	(j)	Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3.
	(k)	Information for Possession or Control Requirements Under Rule 15c3-3.
x	(l)	Statement Pursuant to Paragraph (d) (4) of Rule 17a-5.
	(m)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
	(n)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7. - Foreign Futures and Foreign Options Secured Amounts.

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

OATH OR AFFIRMATION

I, David Goldfarb, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lehman Brothers Inc., as of November 30, 2001 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer in our FOCUS filing as of November 30, 2001.

David Goldfarb
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 28 day of January, 2002

Joan Livingstone Calderon
Notary

In and for the State of New York
residing in New York

NOTARY PUBLIC #O1CA4896362
expiration 7/6/03



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder of
Lehman Brothers Inc.

We have audited the accompanying consolidated statement of financial condition of Lehman Brothers Inc. and Subsidiaries (the "Company") as of November 30, 2001. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provide a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Lehman Brothers Inc. and Subsidiaries at November 30, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
January 4, 2002

Consolidated Statement of Financial Condition

Lehman Brothers Inc. and Subsidiaries

November 30, 2001

LEHMAN BROTHERS INC. and SUBSIDIARIES
CONSOLIDATED STATEMENT of FINANCIAL CONDITION

(in millions)	November 30 2001
ASSETS	
Cash and cash equivalents	$ 648
Cash and securities segregated and on deposit for regulatory and other purposes	2,793
Securities and other financial instruments owned:	
Governments and agencies	17,299
Corporate debt and other	9,423
Mortgages and mortgage-backed	8,079
Derivatives and other contractual agreements	6,727
Corporate equities	4,597
Certificates of deposit and other money market instruments	2,437
Subtotal	48,562
Securities pledged as collateral	19,105
	67,667
Collateralized short-term agreements:	
Securities purchased under agreements to resell	75,185
Securities borrowed	22,467
Receivables:	
Brokers, dealers and clearing organizations	4,209
Customers	7,284
Others	9,846
Property, equipment and leasehold improvements (net of accumulated depreciation and amortization of $140 in 2001)	273
Other assets	412
Excess of cost over fair value of net assets acquired (net of accumulated amortization of $131 in 2001)	154
Total assets	$190,938

See Notes to Consolidated Statement of Financial Condition.

LEHMAN BROTHERS INC. and SUBSIDIARIES
CONSOLIDATED STATEMENT of FINANCIAL CONDITION (continued)

(in millions, except share data)	November 30 2001
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term debt	$ 1,038
Securities and other financial instruments sold but not yet purchased:	
Governments and agencies	19,294
Derivatives and other contractual agreements	5,958
Corporate equities	3,376
Corporate debt and other	4,342
	32,970
Collateralized short-term financing:	
Securities sold under agreements to repurchase	86,201
Securities loaned	26,535
Advances from Holdings and other affiliates	21,487
Payables:	
Brokers, dealers and clearing organizations	3,599
Customers	7,004
Accrued liabilities and other payables	2,537
Long-term debt:	
Senior notes	1,930
Subordinated indebtedness	4,197
Total liabilities	187,498
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Preferred stock, $0.10 par value; 10,000 shares authorized; none outstanding	
Common stock, $0.10 par value; 10,000 shares authorized; 1,006 shares issued and outstanding	
Additional paid-in capital	1,682
Accumulated other comprehensive income	2
Retained earnings	1,756
Total stockholder's equity	3,440
Total liabilities and stockholder's equity	$190,938

See Notes to Consolidated Statement of Financial Condition.

TABLE OF CONTENTS

LEHMAN BROTHERS INC. and SUBSIDIARIES
NOTES to CONSOLIDATED STATEMENT of FINANCIAL CONDITION

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Statement of Financial Condition include the accounts of Lehman Brothers Inc., a registered broker-dealer ("LBI") and subsidiaries (collectively, the "Company"). LBI is a wholly-owned subsidiary of Lehman Brothers Holdings Inc. ("Holdings"). LBI is one of the leading global investment banks serving institutional, corporate, government and high-net-worth individual clients and customers. The Company's worldwide headquarters in New York are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific Region. The Company is engaged in providing financial services. All material intercompany accounts and transactions have been eliminated in consolidation.

The Consolidated Statement of Financial Condition is prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management estimates are required to be utilized in determining the valuation of trading inventory particularly in the area of OTC derivatives and private equity securities. Additionally, management estimates are required in assessing the realizability of deferred tax assets, the outcome of litigation and determining the components of the 2001 special charge. Management believes that the estimates utilized in preparing its Consolidated Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

The Company uses the trade date basis of accounting.

Securities and Other Financial Instruments

Securities and other financial instruments owned and securities and other financial instruments sold but not yet purchased are valued at market or fair value, as appropriate. Market value is generally based on listed market prices.

As of November 30, 2001, all firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as Securities Pledged as Collateral as required by Statement of Financial Accounting Standard ("SFAS") No. 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities."

Derivative Financial Instruments

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument, index or rate, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. A derivative contract generally represents future commitments to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments at specified terms on a specified date.

Derivatives utilized for trading purposes are recorded at market or fair value in the Consolidated Statement of Financial Condition on a net by counterparty basis where a legal right of set-off exists and are netted across products when such provisions are stated in the master netting agreement. Derivatives are often referred to as off-balance-sheet instruments since neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair value of the derivative transactions is reported in the Consolidated Statement of Financial Condition as an asset or liability in Derivatives and other contractual agreements, as appropriate. Margin on futures contracts is included in receivables and payables from/to brokers, dealers and clearing organizations, as applicable. Market or fair value for trading-related instruments is generally determined by either quoted market prices (for exchange-traded futures and options) or pricing models (for over-the-counter swaps, forwards and options). Pricing models utilize a series of market inputs to determine the present value of future cash flows, with adjustments, as required for credit risk and liquidity risk. Further valuation adjustments may be recorded, as deemed appropriate for new or complex products or for positions with significant concentrations. These adjustments are integral components of the mark-to-market process. Credit-related valuation adjustments incorporate business and economic conditions, historical experience, concentrations, estimates of expected losses and the character, quality and performance of credit sensitive financial instruments.

As an end user, the Company utilizes derivatives principally to modify the interest rate characteristics of its long-term debt and secured financing activities. The Company also utilizes equity derivatives to hedge its exposure to equity price risk embedded in certain of its debt obligations and foreign exchange forwards to manage the currency exposure related to its net monetary investment in non-U.S. dollar functional currency operations (collectively "end-user derivative activities").

Effective December 1, 2000, the Company adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", (collectively "SFAS 133"), which requires that all derivative instruments be reported on the consolidated statement of financial condition at fair value. SFAS 133 changed the Company's accounting methodology applied to its end-user derivative activities, however the adoption of SFAS 133 had no affect on the accounting for the Company's trading-related derivative activities, as such derivatives were already recorded on a fair value basis.

Under SFAS 133 the accounting for end-user derivative activities is dependent upon the nature of the hedging relationship. In certain hedging relationships, both the derivative and the hedged item will be marked-to-market through earnings for changes in fair value ("fair value hedge"). In many instances that the hedge relationship is fully effective so that the mark-to-market on the derivative and the hedged item will offset. In other hedging relationships, the derivative will be marked-to-market with offsetting gains or losses recorded in Other Comprehensive Income, a component of stockholder's equity, until the hedged item is realized in earnings ("cash flow hedge"). SFAS 133 also requires certain derivatives embedded in long-term debt to be bifurcated and marked-to-market through earnings.

SFAS 133 changed the accounting treatment for the hedged item in a fair value hedge from what was an accrual basis (e.g. long-term debt or secured financing activities) to a modified mark-to-market value. The hedged item's carrying value may differ from a full mark-to-market value since SFAS 133 requires that the hedged item be adjusted only for changes in fair value associated with the designated risks being hedged during the hedge period .

The Company principally utilizes fair value hedges to convert a substantial portion of the Company's fixed rate debt and certain long-term secured financing activities to floating interest rates. Any hedge ineffectiveness in these relationships is recorded as a component of retained earnings on the Company's Statement of Financial Condition. Gains or losses from revaluing foreign exchange contracts associated with hedging the Company's net investments in foreign affiliates are reported within Accumulated other comprehensive income in Stockholder's Equity. Unrealized receivables or payables resulting from the mark-to-market on end-user derivatives are included in Securities and other financial instruments owned/sold but not yet purchased.

The adoption of SFAS No. 133, as of December 1, 2000, did not have a material effect on the Company's Consolidated Statement of Financial Condition, as most of the Company's derivative transactions are entered into for trading-related activities for which the adoption of FAS 133 had no impact.

Secured Financing Activities

Repurchase and Resale Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are treated as financing transactions for financial reporting purposes, are collateralized primarily by government and government agency securities and are carried net by counterparty, when permitted, at the amounts at which the securities will be subsequently resold or repurchased plus accrued interest. It is the policy of the Company to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying positions on a daily basis as compared to the related receivable or payable balances, including accrued interest. The Company requires counterparties to deposit additional collateral or return collateral pledged as necessary, to ensure that the market value of the underlying collateral remains sufficient. Securities and other financial instruments owned that are financed under repurchase agreements are carried at market value with changes in market value reflected in Retained earnings.

The Company utilizes interest rate swaps as an end-user to modify the interest rate exposure associated on certain fixed rate resale and repurchase agreements. In 2001, and in accordance with SFAS No. 133, the Company adjusted the carrying value of these secured financing transactions that have been designated as the hedge.

Securities Borrowed and Loaned
Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. It is the Company's policy to value the securities borrowed and loaned on a daily basis, and to obtain additional cash as necessary to ensure such transactions are adequately collateralized.

Private Equity Investments
The Company carries its private equity investments, including its partnership interests, at fair value based upon the Company's assessment of each investment.

Income Taxes
The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the Consolidated Statement of Financial Condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards, if in the opinion of management, it is more likely than not that the deferred tax asset will be realized. SFAS 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

Securitizations
The Company is a market leader in the mortgage- and asset-backed securitization markets. In connection with these activities, the Company securitizes residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. The Company may retain an interest in the financial assets it securitizes ("Retained Interests") which may include assets in the form of residual interests or one or more subordinate tranches. The Company records its Securities and Other Financial Instruments Owned, including Retained Interests, at fair value with changes in fair value reported in earnings. Fair value is determined based upon listed market prices, if available. Where listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the financial instruments among other factors. Retained interests in securitized assets were not material as of November 30, 2001. During the fiscal year-ended 2001, the Company securitized approximately $105 billion of financial assets, including approximately $33 billion of residential agency-backed securities.

Translation of Foreign Currencies
Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in Accumulated other comprehensive income, a separate component of stockholder's equity.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the underlying leases. Internal use software which qualifies for capitalization under AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," is capitalized and subsequently amortized over the estimated useful life of the software.

Goodwill
Excess of cost over fair value of net assets acquired ("goodwill") is amortized using the straight-line method over periods not exceeding 35 years. Goodwill is evaluated periodically for impairment and also is reduced upon the recognition of certain acquired net operating loss carryforward benefits.

Stock-Based Awards
The Company's employees participate in Holdings' stock-based incentive plans. Holdings accounts for these awards on a consolidated basis in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related interpretations.

Note 2. Special Charge

As a result of the September 11, 2001 terrorist attack, the Company's leased facilities in the World Trade Center were destroyed and its leased and owned facilities in the World Financial Center ("WFC") complex (including the 3 World Financial Center building owned jointly with Holdings and American Express) were significantly damaged. All employees and operations in the downtown New York area were displaced. Key business activities and necessary support functions were quickly relocated to the Company's back-up facilities in New Jersey and to various other temporary sites.

Holdings and the Company have been informed that the facilities in the World Financial Center complex can be repaired, however, the damage to many of the floors that had been occupied by the Company at the 3 WFC location is significant. A repair and remediation plan is currently underway although a completion date has not been finalized. Additionally, access dates for other Company facilities in the World Financial Center complex have not yet been determined. Consequently, Holdings purchased a new one million square foot building at 745 Seventh Avenue in New York City during the fourth quarter and is relocating its principal executive offices to this site in 2002. New long-term lease agreements were also executed for other space in mid-town Manhattan. As a result, the Company is currently evaluating its space needs and exploring alternatives with respect to 3 WFC and the other downtown New York facilities.

The Company has significant levels of insurance in place to cover the losses resulting from the terrorist attacks including a policy covering damage to the core and shell of the 3 WFC building and a separate policy covering the property damage of the WFC facilities, losses resulting from business interruption and extra expenses associated with the Company's relocation to, and occupancy of, the temporary facilities.

Note 3. Short-term Financings

The Company obtains short-term financing on both a secured and unsecured basis. The secured financing is obtained through the use of repurchase agreements and securities loaned agreements, which are primarily collateralized by government, agency and equity securities. The unsecured financing is generally obtained through short-term debt and the issuance of commercial paper.

The Company's short-term debt financing is comprised of the following:

(in millions)	November 30 2001
Short-term debt	
Payables to banks	$ 522
Master notes	16
Secured bank loans	500
Total	$1,038

The Company's weighted-average interest rates were as follows:

	November 30 2001
Short-term debt[1]	3.0%
Securities sold under agreements to repurchase	2.2%

[1] Includes $13 million of short-term debt with weighted-average interest rate of less than 0.1% as of November 30, 2001 related to non-U.S. dollar obligations.

LEHMAN BROTHERS INC. and SUBSIDIARIES
NOTES to CONSOLIDATED STATEMENT of FINANCIAL CONDITION

Note 4. Long-term Debt

(in millions)	U.S. Dollar Fixed Rate	U.S. Dollar Floating Rate	November 30 2001
Senior Notes			
Maturing in Fiscal 2001			
Maturing in Fiscal 2002	$ 14		$ 14
Maturing in Fiscal 2003	32		32
Maturing in Fiscal 2004	1,778		1,778
Maturing in Fiscal 2005	13		13
Maturing in Fiscal 2006	30		30
December 1, 2006 and thereafter	63		63
Senior Notes	1,930		1,930
Subordinated Indebtedness			
Maturing in Fiscal 2001			
Maturing in Fiscal 2002	451	$ 760	1,211
Maturing in Fiscal 2003	475	800	1,275
Maturing in Fiscal 2004	191		191
Maturing in Fiscal 2005	94		94
Maturing in Fiscal 2006	300		300
December 1, 2006 and thereafter	1,019	107	1,126
Subordinated Indebtedness	2,530	1,667	4,197
Long-term Debt	$4,460	$1,667	$6,127

Of the Company's long-term debt outstanding as of November 30, 2001, $200 million is repayable prior to maturity at the option of the holder, at par value. These obligations are reflected in the above table as maturing at their put dates of fiscal 2003, rather than at their contractual maturities of 2026.

As of November 30, 2001, the Company had approximately $1.8 billion available for the issuance of debt securities under various shelf registrations.

End-User Derivative Activities

The Company utilizes interest rate swaps as an end user to modify the interest rate characteristics of its long-term debt and certain secured financing activities. Effective 2001, the Company adopted SFAS No. 133, and as such all end user derivatives at November 30, 2001 are recorded at fair value on the balance sheet (see Note 1. Derivative Financial Instruments). The Company adjusted the carrying value of a substantial portion of the Company's fixed rate debt to a modified mark-to-market value in accordance with SFAS No. 133, as the debt was designated as the hedged item in a fair value hedge.

At November 30, 2001, the notional amounts of the Company's interest rate swaps related to its long-term debt obligations were approximately $2.4 billion. In terms of notional amounts outstanding, these derivative products mature as follows:

(in millions)	Fair Value Hedge Fixed to Float	November 30 2001
Maturing in Fiscal 2001		
Maturing in Fiscal 2002	$ 451	$ 451
Maturing in Fiscal 2003	475	475
Maturing in Fiscal 2004	191	191
Maturing in Fiscal 2005	94	94
Maturing in Fiscal 2006	300	300
December 1, 2006 and thereafter	899	899
Total	$2,410	$2,410
Weighted-average interest rate at November 30:		
Receive rate	7.35%	7.35%
Pay rate	2.97%	2.97%

In addition, the Company's end-user derivative activities resulted in the following changes to the Company's mix of fixed and floating rate debt and effective weighted-average rates of interest:

	Long-Term Debt		November 30, 2001 Weighted-Average	
(in millions)	Before End User Activities	After End User Activities	Contractual Interest Rate	Effective Rate After End User Activities
USD Obligations				
Fixed rate	$4,460	$1,894		
Floating rate	1,667	4,233		
Total	$6,127	$6,127	6.44%	4.73%

Note 5. Holdings' Incentive Plans

The Company's employees participate in Holdings' various incentive plans. In accordance with APB 25, Holdings has not recognized compensation cost for its stock option awards and Employee Stock Purchase Plan (the "ESPP"). The following is a description of Holdings' various incentive plans.

Employee Stock Purchase Plan

Holdings' Employee Stock Purchase Plan (the "ESPP") allows employees to purchase Common Stock at a 15% discount from market value, with a maximum of $25,000 in annual aggregate purchases by any one individual. The number of shares of Common Stock authorized for purchase by eligible employees is 12.0 million. As of November 30, 2001, 5.5 million shares of Common Stock had been purchased by eligible employees through the ESPP.

1994 Incentive Plans

Holdings' 1994 Management Replacement Plan (the "Replacement Plan") provided awards similar to the American Express common shares granted to Company employees which were canceled as of the date of the spin-off from American Express. Through November 30, 2001, a total of 3.1 million awards had been granted under the Replacement Plan, including both stock options and restricted stock; 0.1 million were outstanding at November 30, 2001. No future awards will be granted under this plan.

Holdings' 1994 Management Ownership Plan (the "1994 Plan") provides for the issuance of restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees. A total of 33.3 million shares of Common Stock may be granted under the 1994 Plan. At November 30, 2001, RSU and stock option awards with respect to 31.1 million shares of Common Stock have been made under the 1994 Plan of which 1.5 million are outstanding and 29.6 million have been converted to freely transferable Common Stock. The Company will utilize the remaining authorization of 2.2 million shares to satisfy dividend reinvestment requirements for outstanding awards and to fund the annual RSU awards for the Company's non-employee directors.

1996 Management Ownership Plan

During 1996, Holdings' stockholders approved the 1996 Management Ownership Plan (the "1996 Plan") under which awards similar to those of the 1994 Plan may be granted, and under which up to 42.0 million shares of Common Stock may be subject to awards. At November 30, 2001, RSU, PSU and stock option awards with respect to 31.4 million shares of Common Stock have been made under the 1996 Plan of which 18.9 million are outstanding, which have vesting and transfer restrictions, and 12.5 million have been converted to freely transferable Common Stock.

Employee Incentive Plan

Holdings' Employee Incentive Plan ("EIP") has provisions similar to the 1994 Plan and the 1996 Plan, and authorization from the Board of Directors for the issuance of up to 196.0 million shares of Common Stock awards. At November 30, 2001, awards with respect to 157.8 million shares of Common Stock have been made under the EIP of which 124.3 million are outstanding and 33.5 million have been converted to freely transferable Common Stock. Approximately 69.3 million of the outstanding awards consist of RSUs and PSUs and approximately 55.0 consist of stock option awards, all of which are subject to vesting and transfer restrictions.

Note 6. Capital Requirements

As a registered broker-dealer, LBI is subject to the Securities and Exchange Commission ("SEC") Rule 15c3-1, the Net Capital Rule, which requires LBI to maintain net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or 4% of funds required to be segregated for customers' regulated commodity accounts, as defined. At November 30, 2001, LBI's regulatory net capital, as defined, of $1,771 million exceeded the minimum requirement by $1,589 million.

The Company's "AAA" rated derivatives subsidiaries, Lehman Brothers Financial Products Inc.("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions which are reviewed by various rating agencies. At November 30, 2001, LBFP and LBDP each had capital which exceeded the requirement of the most stringent rating agency by approximately $68 million and $27 million, respectively.

Repayment of subordinated indebtedness and certain advances and dividend payments by LBI are restricted by the regulations of the SEC and other regulatory agencies. At November 30, 2001, $2,963 million of net assets of the Company were restricted as to the payment of dividends, principally as a result of regulations of the SEC and other regulatory agencies. In addition, certain covenants governing the indebtedness of LBI contractually limit its ability to pay dividends.

Note 7. Holdings' Employee Benefit Plans

Holdings provides various pension plans for the majority of its employees worldwide. In addition, Holdings provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The Company records as compensation and benefits its allocated share of the cost of these plans. The following summarizes Holdings' domestic employee benefit plans in which the Company's employees participate:

(in millions, except for weighted-average)	Pension Benefits November 30 2001	Postretirement Benefits November 30 2001
Change in benefit obligation		
Benefit obligation at beginning of year	$506	$ 50
Service cost before expenses	11	1
Interest cost	38	3
Plan amendment	4	-
Change due to discount rate assumption	36	3
Benefits paid	(20)	(4)
Benefit obligation at end of year	$575	$ 53
Change in plan assets		
Fair value of plan assets at beginning of year	$750	
Actual return on plan assets	(77)	
Benefits paid	(20)	
Fair value of plan assets at end of year	$653	
Funded (underfunded) status	$ 78	$(53)
Unrecognized net actuarial (gain) loss	209	(19)
Unrecognized prior service cost (credit)	18	(4)
Prepaid (accrued) benefit cost	$305	$(76)
Weighted-average assumptions		
Discount rate	7.00%	7.25%
Expected return on plan assets	11.25%	
Rate of compensation increase	5.00%	5.00%

For measurement purposes, the annual health care cost trend rate was assumed to be 6.5% for the year ended November 30, 2002. The rate was assumed to decrease 0.5% per year to 5.5% in the year ended November 30, 2004 and remain at that level thereafter.

Note 8. Income Taxes

The Company's income is included in the consolidated U.S. federal income tax return of Holdings and its subsidiaries. The income tax provision for the Company is computed in accordance with the tax sharing agreement between Holdings and its subsidiaries. In accordance with this agreement, the balances due to Holdings at November 30, 2001 were $343 million.

Deferred income taxes are provided for the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse. The Company provides for deferred income taxes on undistributed earnings of foreign subsidiaries.

At November 30, 2001 the deferred tax assets and liabilities consisted of the following:

(in millions)	November 30 2001
Deferred tax assets:	
Unrealized trading and investment activity	$ 104
Other	17
Deferred tax assets	121
Deferred tax liabilities	(1)
Net deferred tax assets	$ 120

The net deferred tax assets are included in Other assets in the accompanying Consolidated Statement of Financial Condition. It is anticipated that the Company's net deferred tax assets will be realized, therefore no valuation allowance has been recorded against deferred tax assets.

For tax return purposes, the Company has approximately $150 million of NOL carryforwards, substantially all of which are attributable to 2001. For book purposes, the NOL carryforward has been transferred to Holdings in accordance with the tax sharing agreement.

In accordance with the tax sharing agreement with Holdings, LBI was reimbursed for $230 million of net deferred tax assets in 2001.

Note 9. Securities Pledged as Collateral

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The company primarily receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans and other loans. The Company is generally permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At November 30, 2001, the fair value of securities received as collateral that have not been sold or repledged totaled approximately $7 billion. The gross fair value of securities received as collateral where the Company was permitted to sell or repledge the securities was approximately $190 billion. Of this collateral, approximately $183 billion has been sold or repledged, generally as collateral under repurchase agreements or to cover securities and other financial instruments sold but not yet purchased.

Securities pledged as collateral at November 30, 2001 is comprised of the following amounts:

(in millions)	November 30 2001
Securities and other financial instruments owned:	
Corporate equities	$15,836
Governments and agencies	2,569
Certificate of deposit and other money market instruments	700
Total	$19,105

The carrying value of securities and other financial instruments owned that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at year-end 2001 are as follows:

(in millions)	November 30 2001
Securities and other financial instruments owned:	
Governments and agencies	$17,272
Corporate debt and other	9,411
Mortgage and mortgage-backed	6,940
Corporate equities	4,098
Certificates of deposit and other money market instruments	2,172
Total	$39,893

Note 10. Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset (e.g., treasury bond), index (e.g., S&P 500) or reference rate (e.g., LIBOR). Over-the-counter ("OTC") derivative products are privately negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on an exchange.

In the normal course of business, the Company enters into derivative transactions both in a trading capacity and as an end user. Acting in a trading capacity, the Company enters into derivative transactions to satisfy the needs of its clients and to manage the Company's own exposure to market and credit risks resulting from its trading activities (collectively, "Trading-Related Derivative Activities"). As an end user, the Company primarily enters into interest rate swap and option contracts to adjust the interest rate nature of its funding sources from fixed to floating rates, and to change the index upon which floating interest rates are based (e.g., Prime to LIBOR) (collectively, "End User Derivative Activities"). There is an extensive volume of derivative products available in the marketplace, which can vary from a simple forward foreign exchange contract to a complex derivative instrument with multiple risk characteristics involving the aggregation of the risk characteristics of a number of derivative product types including swap products, options and forwards. Listed below are examples of various derivative product types along with a brief discussion of the performance mechanics of certain specific derivative instruments.

Swap Products
Interest rate swap products include interest rate and currency swaps, leveraged swaps, swap options, and other interest rate option products including caps, collars and floors. An interest rate swap is a negotiated OTC contract in which two parties agree to exchange periodic interest payments for a defined period, calculated based upon a predetermined notional amount. Interest payments are usually exchanged on a net basis throughout the duration of the swap contract. A currency swap is an OTC agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and completion of the swap term. Leveraged swaps involve the multiplication of the interest rate factor upon which the interest payment streams are based (e.g., Party A pays three times the six-month LIBOR). Caps are contractual commitments that require the writer to pay the purchaser the amount by which an interest reference rate exceeds a defined contractual rate, if any, at specified times during the contract. Conversely, a floor is a contractual commitment that requires the writer to pay the amount by which a defined contractual rate exceeds an interest reference rate at specified times over the life of the contract, if any. Equity swaps are contractual agreements whereby one party agrees to receive the appreciation (or depreciation) value over a strike price on an equity investment in return for paying another rate, which is usually based upon equity index movements or interest rates. Commodity swaps are contractual commitments to exchange the fixed price of a commodity for a floating price (which is usually the prevailing spot price) throughout the swap term.

Options
Option contracts provide the option purchaser (holder) with the right but not the obligation to buy or sell a financial instrument, commodity or currency at a predetermined exercise price (strike price) during a defined period (American Option) or at a specified date (European Option). The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy (put) or sell (call) the item underlying the contract at a set price, if the option purchaser chooses to exercise. Option contracts also exist for various indices and are similar to options on a security or other instrument except that, rather than settling physical with delivery of the underlying instrument, they are cash settled. As a purchaser of an option contract, the Company is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Company exercises the option. As the writer of an option contract, the Company is not subject to credit risk but is subject to market risk, since the Company is obligated to make payments under the terms of the option contract if exercised.

Option contracts may be exchange-traded or OTC. Exchange-traded options are the obligations of the exchange and generally have standardized terms and performance mechanics. In contrast, all of the terms of an OTC option including the method of settlement, term, strike price, premium and security are determined by negotiation of the parties.

Futures and Forwards
Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity at a specified future date and price. Maintaining a futures contract requires the Company to deposit with the exchange an amount of cash or other specified assets as security for its obligation. Additionally, futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Therefore, futures contracts provide a reduced funding alternative to purchasing the underlying cash position in the marketplace. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement (for index futures) on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date.

Forwards are OTC contractual commitments to purchase or sell a specified amount of a financial instrument, foreign currency or commodity at a future date at a predetermined price. TBAs are forward contracts which give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. Therefore, TBAs subject the holder to both interest rate risk and principal prepayment risk.

Trading-Related Derivative Activities

Derivatives are subject to various risks similar to other financial instruments including market, credit and operational risk. In addition, the Company may also be exposed to legal risks related to its derivative activities including the possibility that a transaction may be unenforceable under applicable law. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with its proprietary trading and market-making activities in cash instruments as part of its firmwide risk management policies.

Derivatives are generally based upon notional amounts. Notional amounts are not recorded on-balance sheet, but rather are utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional amounts provide a measure of the Company's involvement with such instruments, but are not indicative of actual or potential risk. As of November 30, 2001, the Company had total notional/contract amounts of $4,679 billion. Of the total notional amounts approximately $4,302 billion are over-the-counter and $377 billion are exchange-traded as of November 30, 2001. The total weighted-average maturity at November 30, 2001, for over-the-counter and exchange-traded contracts was 4.87 years and 0.76 years, respectively. Approximately $1,221 billion of the notional/contract amount of the Company's Trading-Related Derivative activities mature within the year ended November 30, 2002, of which approximately 47% have maturities of less than one month.

The Company records its Trading-Related Derivative Activities on a mark-to-market basis. Unrealized gains and losses on derivative contracts are recorded on a net basis in the Consolidated Statement of Financial Condition for those transactions with counterparties executed under a legally enforceable master netting agreement and are netted across products when such provisions are stated in the master netting agreement. The Company offers equity, fixed income and foreign exchange products to its customers. Because of the integrated nature of the market for such products, each product area trades cash instruments as well as derivative products.

Listed in the following table is the fair value of the Company's Trading-Related Derivative Activities as of November 30, 2001. Assets and liabilities represent net unrealized gains (amounts receivable from counterparties) and net unrealized losses (amounts payable to counterparties), respectively.

Fair Value of Trading-Related Derivative Financial Instruments

	Fair Value* November 30, 2001**	
(in millions)	Assets	Liabilities
Interest rate and currency swaps and options (including caps, collars and floors)	$ 5,474	$ 5,025
Foreign exchange forward contracts and options	240	197
Other fixed income securities contracts (including options and TBAs)	476	226
Equity contracts (including equity swaps, warrants and options)	537	510
	$ 6,727	$ 5,958

*Amounts represent carrying value (exclusive of collateral) and do not include receivables or payables related to exchange-traded futures contracts.
** 2001 information includes end-user derivative activity on a mark-to-market basis in accordance with SFAS No. 133.

Assets included in the table above represent the Company's unrealized gains, net of unrealized losses for situations in which the Company has a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties. Therefore, the fair value of assets/liabilities related to derivative contracts at November 30, 2001 represents the Company's net receivable/payable for derivative financial instruments before consideration of collateral. Included within the $6,727 million fair value of assets at November 30, 2001 was $6,239 million related to swaps and other OTC contracts and $488 million related to exchange-traded option and warrant contracts.

The primary difference in risks related to OTC and exchange-traded contracts is credit risk. OTC contracts contain credit risk for unrealized gains from various counterparties for the duration of the contract, net of collateral. With respect to OTC contracts, including swaps, the Company views its net credit exposure to third-parties to be $4,683 million at November 30, 2001, representing the fair value of the Company's OTC contracts in an unrealized gain position, after consideration of amounts due from affiliates of $640 million and collateral of $916 million.

Counterparties to the Company's OTC derivative products are primarily financial intermediaries (U.S. and foreign banks), securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. Collateral held related to OTC contracts generally includes U.S. government and federal agency securities. Presented below is an analysis of the Company's net credit exposure at November 30, 2001 for OTC contracts based upon actual ratings made by external rating agencies or by equivalent ratings established and utilized by the Company's Credit Risk Management Department.

Counterparty Risk Rating	S&P/Moody's Equivalent	Net Credit Exposure
1	AAA/Aaa	27%
2	AA-/Aa3 or higher	25%
3	A-/A3 or higher	27%
4	BBB-/Baa3 or higher	18%
5	BB-/Ba3 or higher	2%
6	B+/B1 or lower	1%

The Company is also subject to credit risk related to its exchange-traded derivative contracts. Exchange-traded contracts, including futures and certain options, are transacted directly on the exchange. To protect against the potential for a default, all exchange clearinghouses impose net capital requirements for their membership. Additionally, exchange clearinghouses require counterparties to futures contracts to post margin upon the origination of the contracts and for any changes in the market value of the contracts on a daily basis (certain foreign exchanges provide for settlement within three days). Therefore, the potential for losses from exchange-traded products is limited.

End-User Derivative Activities

The Company utilizes a variety of derivative products for non-trading purposes as an end user to modify the interest rate characteristics of its long-term debt portfolio and certain secured financing activites. In this regard, the Company primarily enters into fair value hedges utilizing interest rate swaps to convert a substantial portion of the Company's fixed rate long-term debt and certain term fixed rate secured financing activities to a floating interest rate. The ineffective portion of the fair value hedges were included in Interest Expense on the consolidated statement of income and were not material to the Company's results for the twelve months ended November 30, 2001. At November 30, 2001, the notional amounts of the Company's end user activities related to its long-term debt obligations were approximately $2.8 billion. (For a further discussion of the Company's long-term debt related end user derivative activities see Note 4.)

The Company also utilizes derivative products as an end user to modify its interest rate exposure associated with its secured financing activities, including securities purchased under agreements to resell, securities borrowed, securities sold under agreements to repurchase and securities loaned. At November 30, 2001, the Company had $210 billion of such secured financing activities. As with the Company's long-term debt, its secured financing activities expose the Company to interest rate risk. The Company, as an end user, manages the interest rate risk related to these activities by utilizing derivative financial instruments, including interest rate swaps and purchase options. The Company designated certain specific derivative transactions against specific assets and liabilities with matching maturities. At November 30, 2001, the Company, as an end user, utilized derivative financial instruments with an aggregate notional amount of $8.8 billion as a fair value hedge to convert certain fixed rate secured financing activities to variable rate obligations. The total notional amount of these agreements had a weighted-average maturity of 5.1 years as of November 30, 2001.

Note 11. Fair Value of Financial Instruments

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the Company to report the fair value of financial instruments, as defined. Assets and liabilities that are carried at fair value include all of the Company's trading assets and liabilities including derivative financial instruments used for trading purposes as described in Note 1, which are recorded as securities and other financial instruments owned and securities and other financial instruments sold but not yet purchased.

Assets and liabilities, which are recorded at contractual amounts that approximate market or fair value include cash and cash equivalents, cash and securities segregated and on deposit for regulatory and other purposes, receivables, certain other assets, commercial paper and short-term debt, and payables. The market value of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

In 2001, the Company's long-term debt is recorded at historical amounts, unless designated as the hedged item in a fair value hedge under SFAS 133. The Company carries such hedged debt on a modified mark-to-market basis, which amount could differ from fair value.

The following table provides a summary of the fair value of the Company's long-term debt and related end user derivative activities. The fair value of the Company's long-term debt was estimated using either quoted market prices or discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowing arrangements. The fair value of the Company's long-term debt is subject to changes in its credit spreads.

	November 30
(in millions)	2001
Carrying value of long-term debt	$ 6,127
Fair value of long-term debt	6,105
Unrecognized net gain (loss) on long-term debt	$ 22

The Company carries its secured financing activities, including securities purchased under agreements to resell, securities borrowed, securities sold under agreements to repurchase, and securities loaned, at their original contract amount plus accrued interest. As the majority of such financing activities are short-term in nature, carrying value approximates fair value. At November 30, 2001, the Company had $210 billion of such secured financing activities. As with the Company's long-term debt, its secured financing activities expose the Company to interest rate risk.

At November 30, 2001, the Company, as an end user, utilized derivative financial instruments with an aggregate notional amount of $8.8 billion to modify the interest rate characteristics of certain of its secured financing activities. At November 30, 2001, the carrying value of these secured financing activities designated as a fair value hedge, approximated its fair value. Additionally, at November 30, 2001, the Company had approximately $30 million of unrecognized losses related to approximately $4 billion of long-term fixed rate repurchase agreements.

Note 12. Other Commitments and Contingencies
As of November 30, 2001, the Company was contingently liable for $900 million of letters of credit, primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges, and other guarantees.

In connection with its secured financing activities, the Company had outstanding commitments under certain secured lending arrangements of approximately $1.5 billion at November 30, 2001. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under the above lending arrangements are typically at variable interest rates and generally provide for over-collateralization based upon the borrowers' creditworthiness.

In addition, the Company, through its high grade and high yield sales, trading and underwriting activities, makes commitments to extend credit in loan syndication transactions and then participates out a significant portion of these commitments. The Company had lending commitments to high grade borrowers of $3.2 billion at November 30, 2001. In addition, lending commitments to high yield borrowers totaled $1.0 billion at November 30, 2001. All of these commitments and any related draw downs of these facilities are typically secured against the borrower's assets, have fixed maturity dates, and are generally contingent upon certain representations, warranties and contractual conditions applicable to the borrower. Total commitments are not indicative of actual risk or funding requirements as the commitments may not be drawn or fully utilized and the Company will continue to syndicate and/or sell these commitments.

As of November 30, 2001, the Company had pledged securities, primarily fixed income related, having a market value of approximately $16.6 billion, as collateral for securities borrowed having a market value of approximately $16.4 billion.

At November 30, 2001, the Company had commitments to enter into forward starting secured resale and repurchase agreements of $43.6 billion and $21.5 billion, respectively.

Securities and other financial instruments sold but not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amount recorded. The ultimate gain or loss is dependent upon the price at which the underlying financial instrument is purchased to settle its obligation under the sale commitment.

In the normal course of business, the Company is exposed to off-balance sheet credit and market risk as a result of executing, financing and settling various customer security and commodity transactions. Off-balance sheet risk arises from the potential that customers or counterparties fail to satisfy their obligations and that the collateral obtained is insufficient. In such instances, the Company may be required to purchase or sell financial instruments at unfavorable market prices. The Company seeks to control these risks by obtaining margin balances and other collateral in accordance with regulatory and internal guidelines.

At November 30, 2001, the Company had commitments to invest up to $169 million directly and through partnerships in private equity related investments. These commitments will be funded as required through the end of the respective investment periods, principally expiring in 2004.

Subsidiaries of the Company, as general partner, are contingently liable for the obligations of certain public and private limited partnerships organized as pooled investment funds or engaged primarily in real estate activities. In the opinion of the Company, contingent liabilities, if any, for the obligations of such partnerships will not in the aggregate have a material adverse effect on the Company's consolidated financial position or results of operations.

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts, available insurance coverage and the advice of outside counsel, in the opinion of the Company such litigation will not, in the aggregate, have a material adverse effect on the Company's consolidated financial position or results of operations.

Concentration of Credit Risk

As a major international securities firm, the Company is actively involved in securities underwriting, brokerage, distribution and trading. These and other related services are provided on a worldwide basis to a large and diversified group of clients and customers, including multinational corporations, governments, emerging growth companies, financial institutions and individual investors.

A substantial portion of the Company's securities and commodities transactions is collateralized and is executed with, and on behalf of, commercial banks and other institutional investors, including other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company.

Securities and other financial instruments owned by the Company include U.S. government and agency securities, and securities issued by non-U.S. governments, which in the aggregate, represented 10% of the Company's total assets at November 30, 2001. In addition, all of the collateral held by the Company for resale agreements principally consisted of securities issued by the U.S. government, federal agencies or non-U.S. governments which in the aggregate represented 39% of total assets. The Company's most significant industry concentration is financial institutions, which include other brokers and dealers, commercial banks and institutional clients. This concentration arises in the normal course of the Company's business.

Lease Commitments

The Company leases office space and equipment throughout the world and is a party to a ground lease with the Battery Park City Authority covering its former headquarters at 3 World Financial Center which extends through 2069. Certain leases on office space contain escalation clauses providing for additional rentals based upon maintenance, utility and tax increases.

Minimum future rental commitments under non-cancelable operating leases (net of subleases of $12 million) are as follows:

(in millions)	November 2001
Fiscal 2002	$ 39
Fiscal 2003	37
Fiscal 2004	31
Fiscal 2005	50
Fiscal 2006	54
December 1, 2006 and thereafter	854
	$1,065

Note 13. Related Party Transactions

In the normal course of business, the Company engages in various securities trading, investment banking and financing activities with Holdings and many of its subsidiaries (the "Related Parties"). Various charges, such as compensation and benefits, occupancy, administration and computer processing are allocated between the Related Parties, based upon specific identification and allocation methods.

Holdings has allocated to the Company the cost of certain employees and space in the World Financial Center, 399 Park Avenue, New York, New York and 101 Hudson Street, Jersey City, New Jersey. In addition, the Company charges other affiliates of Holdings for services it provides and has certain revenue sharing arrangements.

In addition, Holdings and subsidiaries of Holdings raise money through short- and long-term funding in the capital markets, which is used to fund the operations of certain of the Company's wholly owned subsidiaries. Advances from Holdings and other affiliates were $21.5 billion at November 30, 2001.

In connection therewith, advances from Holdings aggregating approximately $20.3 billion at November 30, 2001 are generally payable on demand. The average interest rate charged on these advances is primarily based on Holdings' average daily cost of funds, which was 4.8% for the twelve months ended November 30, 2001. In addition, the Company had borrowings from Holdings and subsidiaries of Holdings, classified as subordinated indebtedness, of approximately $1.6 billion at November 30, 2001. In addition, the Company has advances from other subsidiaries of Holdings aggregating approximately $1.2 billion at November 30, 2001, with various repayment terms. The Company had notes and other receivables due from Holdings and subsidiaries of Holdings aggregating approximately $8.3 billion at November 30, 2001, respectively, with various interest rates and repayment terms.

At November 30, 2001, the Company has $16.3 billion of securities purchased under agreements to resell and $16.5 billion of securities sold under agreements to repurchase with Holdings and subsidiaries of Holdings. Additionally, at November 30, 2001, the Company has $0.6 billion and $1.1 billion included within derivatives and other contract agreements owned and sold but not yet purchased, respectively, with Holdings and subsidiaries of Holdings.

The Company believes that amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate the amounts that would have been recorded if the Company operated as an unaffiliated entity.

During 2001, the Company distributed $1,052 million to Holdings as dividends.